Via EDGAR and Overnight Courier

Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

June 10, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:    Ms. Dorrie Yale

                    Mr. Joe McCann

                    Mr. Mark Brunhofer

                    Ms. Mary Mast

Re:	Prevail Therapeutics Inc.
Registration Statement on Form S-1
Filled on May 24, 2019
File No. 333-231754

Ladies and Gentlemen:

On behalf of Prevail Therapeutics Inc. (the “Company”), we are providing this letter in response to a letter, dated June 5, 2019 (the “Comment Letter”), received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Registration Statement on Form S-1, as filed with the Staff on May 24, 2019 (the “Registration Statement”). The Company is concurrently filing its Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this letter, along with a copy of the Amended Registration Statement, which is marked to show all changes made to the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Registration Statement.

Registration Statement on Form S-1

Dilution, page 74

1.

The historical net tangible book value of $101.8 million and historical net book value per share of $22.88 appear to include the redeemable convertible preferred stock in the mezzanine section of the balance sheet. Please revise the calculations to exclude the mezzanine preferred stock or advise as to the appropriateness of the company’s calculation.

In response to the Staff’s comment, the Company has amended page 75 of the Amended Registration Statement.

Cooley LLP 55 Hudson Yards New York, New York 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

U.S. Securities and Exchange Commission

June 10, 2019

Page Two

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 87

2.

On pages 6, 73 and elsewhere you disclose 299,915 pre-split shares available for issuance under your 2017 Equity Incentive Plan at March 31, 2019. After taking into consideration the forward split as indicated in your May 29, 2019 response to comment 10 of our April 23, 2019 letter, it does not appear that you have sufficient shares under this plan to cover the 1,389,208 post-split options indicated as being granted in April and May 2019 as stated on page 2 of your May 29, 2019 response. Please address the following:

•	Tell us how you meet the grant date conditions under ASC 718-10-25-5 to account for these awards as option grants on their respective dates in April and May 2019;

•	Tell us your consideration for including the April and May 2019 grants in your subsequent events footnote; and

•	Tell us how these April and May 2019 grants are included in your Recent Sales of Unregistered Securities on page II-2.

In response to the Staff’s comment, the Company has amended pages F-25 and F-32 of the Amended Registration Statement. In addition, the Company respectfully advises the Staff that the April and May 2019 grants are included in the aggregate number of options set forth in the last bullet under “Item 15. Recent Sales of Unregistered Securities” on page II-2 of the Amended Registration Statement.

Notes to Financial Statements

Note 11: Stock-Based Compensation

Stock Options, page F-25

3.

Please revise the first line of the table at the bottom of page F-26 to indicate that the amounts presented are the weighted-average grant date fair value of your stock option awards, not your common stock consistent with your May 29, 2019 response to comment 10 of our April 23, 2019 letter.

In response to the Staff’s comment, the Company has amended page F-26 of the Amended Registration Statement.

Please contact me at (212) 479-6474 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Asa Abeliovich, Prevail Therapeutics Inc.
Brett Kaplan, Prevail Therapeutics Inc.
Emily Minkow, Prevail Therapeutics Inc.
Marc Recht, Cooley LLP
Alison Haggerty, Cooley LLP
Nathan Ajiashvili, Latham & Watkins LLP

Cooley LLP 55 Hudson Yards New York, New York 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com